Filed by Allen Telecom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 1-06016

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On April 25, 2003, Allen Telecom Inc. held a conference call in which Robert Paul, Allen's President and Chief Executive Officer, and Robert Youdelman, Allen's Executive Vice President and Chief Financial Officer, made a presentation regarding Allen's financial results for the first quarter ended March 31, 2003. The following is a transcript of the conference call presentation.

ALLEN TELECOM INC.
April 25, 2003
8:00 A.M. ET

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Allen Telecom first quarter results conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone. As a reminder, this conference call is being recorded Friday, April 25th, 2003.

Your speakers for today are Mr. Robert Paul, President and Chief Executive Officer, and Mr. Bob Youdelman, Executive Vice President and Chief Financial Officer. I would now like to turn the conference over to Mr. Paul. Please go ahead, sir.

Robert Paul — *Allen Telecom — President and Chief Executive Officer*

Thank you, Shane. Let me just remind you that during this call, we're going to discuss some things that are forward-looking. When we talk about the future, there are a variety of factors such as those listed in our form 10-K, forms 10-Q and in our press release announcing the recently completed quarter's results that can materially change our actual results.

The first quarter was in nearly all respects even stronger than our expectations. Revenues were up 23% from the first quarter of 2002 and were in the range previously communicated, although at the lower end of the range. GAAP earnings were 26 cents per share. Excluding one-time items for deal costs of a penny per share, some restructuring costs of 2 cents per share, but a tax benefit which increased EPS 6% per share, our real ongoing operating earnings were effectively 23 cents per share, which significantly exceeded our guidance of 15 to 20 cents per share, as well as the analyst consensus of earnings of 17 cents per share.

We generated more than $30 million of cash during the quarter, and our cash balance exceeded total debt for the first time in nine years. We actually had net cash of $1.5 million on 3/31/03. All in all, we believe it was an excellent quarter given the continued generally sluggish state of our industry. We're particularly pleased with the results of our geolocation business, and we're optimistic about its continued strong results and will comment later in our call on our outlook for the future.

Sales were 110 million, 110.9 million in quarter 1, 2003 versus 89.9 in quarter 1, 2002, the 23% increase indicated. Total sales decreased sequentially 14% as expected and communicated during our previous conference call from fourth quarter 2002 levels. These sales were in the range of the guidance, and all the product line sales are included in the press release in terms of the detail by product line.

Traditional sales in Q1 2003, which we would define as excluding geolocation, decreased 13% from Q1 2002 and decreased 21% from Q4 2002. Again, consistent with the guidance. The decline was principally due to lower sales of repeaters, base station subsystems and components, and antennas. Geolocation sales increased slightly from Q4 2002 and were up dramatically year over year. We will comment more on the sales of each of our product lines later in the discussion.

The international sales were 39% of our total sales, which was the lowest level of international sales we have seen in many years. Strong domestic sales of geolocation products certainly accounted for the strong level of U.S. sales but the percentage was magnified by lower international sales of most other products.

Our backlog increased 13% to 159.3 million at March 31st, up from 140.4 at year-end. Our backlog increased in nearly every product line. Most particularly with geolocation products, and base station subsystems and components. The backlog of geolocation products which tends to have about a 3 to 4-month lead time, increased from 87.1 million at year-end to 94.2 million at quarter-end on the strength of 50.8 million of orders in the first quarter of this year.

In prior periods, we did implement restructuring actions which have led to reduced expenses at several of our businesses. In part masked, however, by the overall growth of our businesses. This has enabled us to reduce spending as a percent of sales, and lower break-even levels. The annualized cost reductions of all restructuring actions implemented in 2002 were approximately $16 million.

In addition to actions taken in 2002, we took further cost reduction actions in the first quarter of this year in some of our businesses. These restructuring actions resulted in a charge to earnings in the first quarter of 800,000, approximately 2 cents per share, and these actions are estimated to result in annualized savings in excess of 1.5 million. In the first quarter 2003, we also incurred half a million dollars, approximately a penny per share, of legal and other costs related to the announced merger with Andrew.

Our gross profit percentage of 34.2% was the best we have had in a large number of years. This compares to fourth quarter 2002 after excluding restructuring items of effectively 26.7%, or an increase, if you will, of 7.5 percentage points. Quarter 1 2002 was actually lower yet, at 23.5%, and that's again excluding the restructuring items that were included in first quarter numbers. So on a comparable basis, we're up over 10 points from the first quarter of 2002.

Improvement from the fourth quarter was due to the fact that every product line had some improvement in margins. This reflects effectively some of the cost reductions from the restructuring efforts, as well as some material cost reductions that we've made in terms of improved purchasing and where we purchase some of our parts. It's also an improvement of mix of sales towards some of our higher margin products, and lower inventory costs as compared to what was incurred during the fourth quarter. All of these contributed to the strong margin performance. We expect a large part of the margin improvement is sustainable, although we are continuing to see pricing pressure in our businesses that we're rushing to try to meet with cost reductions, but we do expect in the second quarter, there will be some decline in terms of margins, although we are delighted to expect that they're still going to continue to be well in excess of the 30%.

Our R and D costs in the first quarter were $8 million, about 600,000 of that was restructuring, so 7.4 million on an ongoing basis. This is up from the 6.3 million of Q4, and the 6.6 million of first quarter 2002. It increased — it's primarily attributable to the new product initiatives in our repeater and In-Building Coverage and our base station subsystem and component product lines. Some major initiatives including digital repeater, integrated products and some next generation product concepts have caused the ramp-up in expenses. Also as products get nearer to commercialization, there's usually additional expenses involved, and some of these products are nearing commercialization.

Our SG and A spending in quarter 1 at 16.4 million, and again, that's after deducting or eliminating the $700,000 of restructuring and transaction costs, would compare to 16 million in the fourth quarter 2002 and 13.2 million in the first quarter 2002 when revenues were dramatically lower. This spending is higher than the fourth quarter due to a small impact from foreign exchange, but more importantly, higher compensation expenses partially offset by realized foreign exchange gain. The Q1 2003 spending is also higher, of course, than the first quarter of last year due to all of those items and higher sales-related commissions and royalties.

We have completed our 2003 analysis of goodwill impairment, and have concluded we have no impairment issues for 2003.

Interest in the quarter was 1.2 million, very similar to the fourth quarter, but down dramatically from the first quarter of last year because of lower interest rates but more importantly, of course, because of the strong cash flows and the preferred stock offering that was done in March of the first quarter.

Our taxes are expected to continue at the 35% rate that we have been using for last year and effective tax rate for this year, but in the first quarter, we did have a one-time net tax benefit of $2 million relating principally to some favorable European tax legislation so that our effective tax rate in this quarter was 17%. But we do expect, as I mentioned, that it will continue at the 35.

As a result, our net income, GAAP net income was 26 cents per share, but as I mentioned before, we believe that's effectively 23%

based on the deductions that I mentioned earlier. This significantly exceeded our guidance at a point in time when certainly the overall industry parameters were not necessarily as positive as we would have liked, but through the efforts of a lot of our operating people, we made some excellent progress in a number of areas. We certainly did exceed the expectations of ours, of the analysts, as well as our guidance. These numbers were significant, especially when compared to the loss of 2 cents per share in terms of year-ago earnings, clearly moving everything in the right direction. And with that, I'd like to turn the meeting over to Bob Youdelman.

Bob Youdelman — *Allen Telecom — Executive Vice President and Chief Financial Officer*

Let me talk about some of the balance sheet information first. Looking at our cash and debt position as mentioned in the press release, we are for the first time in many, many years in a net positive position with a cash balance at March 31 of $78.7 million versus a total debt position of 77.2, resulting in a net positive of 1.5. It was just 18 months ago at September 30, '01 when we had a net debt position of about $154 million. The dramatic reductions in debt levels realized through 2002 continued in the first quarter, including particularly a collection of the $16 million of European tax receivables as well as very strong cash generation from our operations. The 30.5 million that we generated in the first quarter of 2003 measured by the increase in cash balances and/or reduction in total debt. We expect that cash flow will continue to remain positive in upcoming quarters, but certainly not at the same level because of the one-time tax refund that we received.

Looking at our receivables at March 31, we had $100.7 million which is 83 days outstanding. That is higher than they were at 12/31 year-end '02, but we had indicated at that point in time as well that we had some unusual or unique factors and that that level of days outstanding was not going to be sustainable, so we're back at about 83 days outstanding, which is certainly significantly less than it was a year ago at 96 days outstanding on the receivables. And this was at a level that we do believe is sustainable as we move forward.

Inventory levels at March 31 was — inventory level in dollar terms was 107.5 million, 2.71 turns, as compared to 100 million at year-end or 3.7 turns. The inventory increase of 7 million from year-end was due to increases in most of our operating units and in anticipation of some of the higher sales in Q2, and as you've seen, we do have higher backlog as well, and that's why some of them are procuring more inventory. We do expect the inventory turns will improve slightly as the sales come in at the higher level in Q2. Inventory has declined $35 million from the peak levels at March 31, '01. Most of the inventory reduction has been in our OEM base station subsystems and components business where we had a significant inventory buildup in very early 2001.

Turning to cap-ex versus depreciation, at the first quarter, we had cap-ex of about 1.9 million compared to the total depreciation and amortization of 3.2 for a net positive cash generation of 1.3 million. We continue to keep tight reins on our capital expenditures in response to the available capacity that we have in our plant and future market uncertainties. There is no need at this point in time to expand our plant and operating capacity.

Let's turn now to some of the business units and the product lines. First I'll turn to our base station subsystems and components and do a general review of this business. Just as a reminder, this product line is comprised of our FOREM business, Telia, and some portion of our Decibel business. Sales in the first quarter of '03 were 32.9 million. That's compared to fourth quarter sales of 37.3, and year-ago first quarter of 33.7. Sales have continued to be weak for the last two years as OEM production levels are down pretty much across the board. Most of the OEMs and their ultimate customers, the carriers are reluctant to commit to any long-term outlook and our visibility for that reason continues to be extremely short.

First quarter '03 sales declined from Q4 levels by about 12% as expected, primarily due to continuing weak industry conditions and some seasonal factors that appear in the first quarter. Base station subsystems and components which are generally sold directly to the OEM customers in our industry have suffered the most from the weak infrastructure buildouts during the course of 2002, and into the first quarter of 2003.

The UNPS or third generation 3G sales are still relatively weak but continue to gain a little bit of momentum in some of the European and international markets. Our first quarter 2003, UNPS sales were down from the record level in Q4, but as we've said, still do not indicate a major rollout. These 3G sales were approximately 100% higher than a year-ago's first quarter of '02 and comprised approximately 5% of our total revenues in Q1 '03.

Backlogs of our base station subsystems and components businesses increased from 33 million at December 31, fairly significantly to a 43.5 million level at March 31, the end of the first quarter, as several OEM customers signed on to new contracts at the beginning of the year. Many OEM's continue to hesitate to make long-term purchasing commitments, and we've been told by some customers that they may only order on a month-to-month basis rather than issue a full-year purchase order or commitment.

There continues to be a lack of visibility to everyone in the wireless industry. Nevertheless, we're cautiously optimistic that second quarter sales were will increase over the first quarter levels based on a combination of our backlog, our current releases from some of our customers and the forecast we are receiving the.

We're optimistic about increased activity in our China plant. Sales from that plant were strong again in the first quarter of '03 and we're shipping to several customers there. We expect sales volume in China to continue to grow during the year, and that plant is operating at profitable levels at this point in time.

Let me turn now to the second of our product lines, the repeater and in-building coverage products. This is comprised of our MIKOM, Tekmar, the test and measurement business, and Grayson as well. Sales in the first quarter of '03 were $16.4 million as compared to 26.4 million in the fourth quarter and 22.5 million in the first quarter of '02. Sales of our repeater, in-building coverage products were lower than Q4 levels as expected, and as we indicated in our last conference call, due to lower project-related sales both in Europe and North America. Sales decrease of 38% as compared to fourth quarter levels and 27% versus prior year levels.

Our backlog during the first quarter increased 11% from 13.9 million to 15.4 million at the end of the first quarter. In addition, we're working on several projects that appear to be promising for later this year. Second quarter '03 should be a little bit better than Q1, but we expect this business will be somewhat lumpy, depending when the projects we're working on are awarded at any given point in time.

As we indicated previously, Sprint has announced that they plan to spend possibly $150 million in '03 for repeaters and in-building coverage products. We've had a number of discussions with Sprint and are hopeful of obtaining our fair share of the business. They've traditionally been a very good customer of ours, particularly in the repeater business. This spending level for repeater/in-building products is very significant. Our estimate for the year 2002 for worldwide spending for repeater and in-building coverage was 200 to 250 million for the whole industry, so obviously a 150 million level coming from one customer is very significant.

We believe that the request for quotes are due to be released in the second quarter, and it could represent a philosophical change in the use of repeaters and the level of use in repeaters in a network by a carrier. We stepped up our research and development costs in this product line in support of a new digital repeater product that will be released in the second quarter as well as the third generation products. In addition, we've initiated plans for the development of some integrated products and other advanced product concepts for future generations of products.

Turning to our antenna business, which includes both the base station antennas of Decibel Products as well as the mobile antenna product of our antenna specialist division. Sales in the first quarter of '03 were 14.2 million as compared to fourth quarter sales of 18.2 or year-ago first quarter sales of 16.6 million. The first quarter sales declined 22% over the fourth quarter, primarily due to weak mobile antenna sales and week international sales of base-station antennas. International sales were weak particularly in South America and China.

First quarter is traditionally a weak quarter, particularly in the northern hemisphere due to seasonal conditions in many of our markets. Also the beginning of the year in awarding cap-ex budgets. Quarter 1, '03 sales were 14% lower than a year ago's first quarter. Domestic sales in particular were weak due to the lower mobile antenna sales and the lower in-store repeater shipments of the digital satellite radio systems that we've talked about in the past.

Sales of product that support that satellite digital radio systems were relatively weak in the first quarter, as funding issues with our customers impacted capital spending outlays. However, we anticipate that shipments will improve in the second quarter due to the subsequent resolution of some of these funding issues at the satellite radio companies. We anticipate that second quarter base station antenna sales will increase from first quarter due to higher seasonal base station deployments and some specific information coming from customers on their deployment scheduling. The market will undoubtedly continue to be difficult. The backlog of base station and mobile antennas at the end of the first quarter was 5.6 million, essentially flat with December year-end levels.

Turning now to our wireless consulting and engineering business, known as ComSearch. Sales in the first quarter were 3.8 million as compared to 3.6 in the fourth quarter and 4.6 in the year-ago. This is a separate segment as a service business, and we report operating income and we reported an operating loss for the first quarter of about a half a million dollars. Sales were down 17% year over year, although they did increase 6% from the fourth quarter. Income was lower due to increased spending in certain areas of the business.

Many carriers, particularly domestically, have brought in a large portion of their engineering consulting work to keep their existing engineering staffs busy. Commitments to new projects in software and traditional market channels remain low, but we made some headway trying to diversify some of our sales opportunities. Backlog has never been significant in this business as a service business. In the industry, ComSearch is really highly dependent on North American clients as a result of the continued weak outlook, we've taken head countdown approximately 20% as compared to year-ago levels.

We've targeted some of our recent strategic initiatives on the government sector, Homeland Security, and finding some specific in-building opportunities to work on some of the design elements off. We've had a couple of early wins and are optimist tinge optimistic about some more improvements later in the year 2003. At this point, let me turn it back over to Bob Paul to finish up the discussion of our businesses and the outlook.

Robert Paul — *Allen Telecom — President and Chief Executive Officer*

I think the geolocation product revenues at 43.6 million were nicely in line with where we expected basically flat or up slightly from the 42.8 million in the fourth quarter, but dramatically different from any other quarter in our history. I mean, this is clearly a very vibrant part of our business right now, and it's one that is in the area where capital spending continues strong on the part of wireless carriers. We're absolutely delighted with the results of this business.

The Q3 sales — Q2 sales of 2003, we believe based on backlog and what we already have in production and ready to roll out will be very close to the first quarter levels due to the continued strong activity. Some of these are necessary to meet specific installation dates mandated by the FCC, and many others are basically what we are working with, with our carrier partners in this business.

Backlog at 3/31/03 continues strong at 94.2 million, and we're beginning to fill in the sales now for the second half of 2003. Backlog increased from 87.1 million at year-end on the strength of 50.8 million of new orders in Q1 to get to the $94 million mentioned. We've also recently received additional orders of almost 16 million from existing customers in April, and we expect additional releases in succeeding months to fill our factory during the second half of this year. We generally require a 3-to-4-month lead time from customers, so we have only just begun to see the growth in backlog for the second half of 2003.

We have agreements to provide geolocation systems for GSM networks from a number of carriers, which give further support to the long-term stability of this business as the GSM portion of the network should be around for a long time. We announced that we have placed the GSM system into commercial service and are providing locations of GSM 911 wireless callers in a market area selected by a major cellular carrier.

We have received orders from 10 carriers so far and have additional inquiries from other carriers. We have deployed our geometric solutions in more than 8,000 cellular and PCS sites in 131 markets in 29 states. We also believe the remaining GSM carriers will be under increasing pressure from the FCC to implement a solution and start deploying geolocation capability for their GSM networks, since EOTD technology is proving that it is not a viable solution.

Based on congressional hearings which followed the New York City tragedy where a boat accident led to the deaths of four young men even after they sought help by calling 911 but could not be located, are causing us to see increasing pressure on the FCC, the PSAPS and the carriers to take faster and stronger actions. We are obviously ready to help in any way we can.

In terms of our press release and our outlook, we indicated that our sales for the second quarter of 2003 are expected to be in the range of 113 to 120 million, approximately 2 to 8% sequentially above Q1 sales of 110.9 million. Earnings are expected to be between 20 and 30 cents per diluted share before expected additional merger-related costs. This compares to the operating earnings of 23 cents as we've described them for Q1 2003. These sales expectations are based on the existing backlog and continuing strength in our geolocation product line, where sales are expected to be approximately the same as first quarter, together with improvements in sales of most of our other product lines. Sales of our products are fueled by our backlog which is beginning to fill out for the second half of 2003 in the case of geolocation, as well as the backlog increases mentioned earlier in our other products.

We do not think the other product line sales increases are based on an improvement in overall infrastructure spending trends, but rather are based upon seasonal factors and some pickup in the levels of orders and backlogs for specific products which we offer. We continue to watch these markets closely for any sign of improvement in general spending levels.

Operating earnings before anticipated transaction costs are based on an assumption that the significant increase in Q1 gross profit margins will not be fully sustainable in Q2 2000 — I'm sorry, Q2, 2003 based on continuing price pressure in our markets. Our expected product mix and growth and sales of some of our lower margin products. In addition, we are continuing to ramp up our R and D expenditures with respect to more integrated next-generation products and concepts. Taxes, as we mentioned, are expected to return to our more normal 35% effective tax rate for the balance of the year 2003. And with that, Shane, I think we will now open it up for questions.

Operator

Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you're using a speakerphone, please lift your handset before entering your request. One moment, please, for the first question.

Our first question comes from the line of Voytech Uselowich (ph) with Bear Stearns. Please go ahead with your question.

Voytech Uselowich — *Bear Stearns*

Good morning. The question on geolocation: are you seeing in addition to your existing customers, obviously there are some GSM carriers that they need to make some decisions fairly soon, I would imagine, in the U.S. Are you seeing at least some RFP activity where they're evaluating their system, they're coming back? Can you kind of give us more color both domestically and outside U.S. if you're seeing any interest especially in Europe, what's going on in Europe right now? Are you talking to those carriers, are you looking at them? That would be my first question.

Unidentified

OK. Let's go with that one for now. I think the answer in terms of the other GSM carriers is that there is activity, there's clearly some discussions going on, but I feel very uncomfortable trying to be at all specific because these are all confidential discussions. But yes, we do feel that the other GSM networks are going to be required and are going to be going with network-based solutions as being the ones that are most logical now that the EOTD is not proving to be effective. Now, that's clearly North America and that's driven by FCC and E-911. The discussions we've had with people outside the U.S., I would have to say are much more general in nature, none of which I would put enough substance on to want to get people excited, but in the near term, we're looking to anything in terms of business outside the U.S.

Voytech Uselowich — *Bear Stearns*

Also I was just curious if you see — your backlog has nice positive trends, seeing improvements going into Q2. Is there specific concentration by geographic areas, is it pretty broad-based or do you see one area — Europe seems to be such a depressed level of spending. Where some of the strength in backlog seems to be coming from?

Unidentified

Well, we've certainly mentioned that there is a significant increase in backlog in our FOREM business, the components business, but I don't think it's important as to where the customer is because those are OEM customer who is are then delivering their products around the world. So their products can be going to a number of different markets. We did mention that there is some increased activity in the China market, which is predominantly serving our facilities and the OEM facilities, the Asian marketplace, but even there, there is some movement of some of those products into the world markets, so it's a little hard to tell you exactly where those world markets on the FOREM business are evolving and where those products are going.

Voytech Uselowich — *Bear Stearns*

OK. And just maybe a follow-up. Any changes to the merger timing plans, when we still expect to be completed?

Unidentified

The expectation is still the first half of this year. Clearly timing of HeartScott (ph) and other things make it well into June before it could be effected.

Voytech Uselowich — *Bear Stearns*

OK. And then — actually that will cover. I'll catch up later. Thank you.

Unidentified

OK, Voytech. Thank you.

Operator

Our next question comes from Rich Valera of Needham.

Rich Valera — *Needham and Company*

Good morning. You guys did a great job on the gross margin obviously sequentially here, and you mentioned a few things that was attributable to. Can you give us any sense of sort of the proportion of the roughly 750 basis points, you know, how much of it was due to cost reductions? You mentioned component savings, and then I think just the product mix. Any sense of where that came from?

Unidentified

Well, we do have a sense of where some of it comes from. Again, part of it has to do with the mix of products as we've talked about. We did have margin increases across the board at each and every one of our individual product lines this quarter, so they're all up a bit. And again, the mix of where our products are as we mentioned, you know, with our component business remaining soft but the geolocation business performing very strongly, clearly the FOREM business or the component business has traditionally been our lower margin business because of the nature of the concentrating customer base. So we're not going to get into competitive information on specific margins of specific products, but that sort of gives you a bit of color of where it's coming through.

Unidentified

I think it would be fair to say, Rich, in part, we mentioned the fact that across the board, they were up in spite of tough pricing. In part, during the slowdown periods of the last couple years, we have had to do some substantial inventory reduction as well as some expanded reserving for slow-moving inventory. We seem to be past that period, so that certainly is part of the benefit, but if you look, it would look like more than half of the improvement was due to specific improvements in the various businesses with well less than half being the mix shift among our businesses.

Rich Valera — *Needham and Company*

That's helpful. In terms of the guidance, it's a pretty wide EPS range, can you give us a sense of what are sort of some of the swing factors that dictate that 10-cent range there?

Unidentified

Yeah, I think it's two very basic things, one, where we are in revenues in that range, and the second is the gross profit margin, how much of a gross profit margin in this environment are we going to be able to continue. But I think we know pretty well the interest, the taxes, the SG and A, the R and D expenses, so it's really those two variables. And I wish I could be more specific, but even within our existing businesses, the margins are quite different on different products within. A base station subsystem is an example within our repeater product lines, so those are the two variables.

Unidentified

You know, maybe a little bit of it is things came together so well in this quarter as we started out by saying they were even above our expectations. Just not sure they'll hold together quite that well in the next quarter, when you get into the whole mix.

Unidentified

I think every now and then, it doesn't happen often, every now and then, you have a quarter when everything seals seems to go right or come out on the high end of the range. That's not the way we like to forecast our business. But I guess it's the high end of the range of what we've said for next quarter. That could be the case.

Rich Valera — *Needham and Company*

Great. And just one final. You mentioned that you'd bumped up your R and D to go after integrated products. Can you give us any more color on that in terms of have you been bidding on specific projects, is there anything you're close to delivering, you know, just anything in terms of where you stand on delivering some integrated products?

Unidentified

I think the answer to that is with the integrated products, what we're finding is we get much greater traction if we're not going out on an RFP, but we're presenting a new concept ourselves, and working with an OEM most particularly, although in some areas, it can even be a unique product for a carrier, and it's not something that's likely to go to RFP for some period of time. I think that's a better strategy for us on products of that sort.

Rich Valera — *Needham and Company*

So right now is that what you're doing, you're actually developing products on your own to present to OEMs sort of later in the year?

Unidentified

A combination of that, but also we have a couple of products that we believe are very unique that we are developing with an OEM.

Rich Valera — *Needham and Company*

OK.   And when do you think the earliest you might see revenue from those product would be?

Unidentified

Well, there's a number of different products and different businesses that we're working on. You know, one of them that we just mentioned that we're bringing to market right about now is the digital repeater, which was an effort to finalize and complete. That one is coming into the market today. We'll see how it's accepted at what levels. And others are going to be as much as 9 to 12 months away.

Rich Valera — *Needham and Company*

Great. Thank you, gentlemen.

Operator

Our next question comes pr the line of Larry Harris with H.C. Wainwright. Please proceed with your question.

Larry Harris — *H.C. Wainwright and Company*

Thank you very much and congratulations on a great quarter in just about every respect. With respect to Sprint PCS, say if you were to win some repeater orders with them, do you think we could see some impact perhaps in the September quarter or any sense in terms of what their requirements might be in terms of timing?

Unidentified

I think the question that will come up, Larry, is: (A) when you get into a specific quarter like September, which is only two months away (inaudible) for September quarter starts two months from now will be, (A), the exact timing which can vary by a number of months pretty easily in the award of a contract, and then, quite frankly, whether the revenue recognition can come in before the project is completed. So those are two factors that would say we are hoping for some increase in business in the September quarter in this business, but whether or not specific Sprint projects come in there or not, I think it would be a little early to say.

Larry Harris — *H.C. Wainwright and Company*

I understand. And this also may be a little difficult to put one's arms around, but with respect to some of those major GSM carriers that have to be looking at some sort of geolocation technology, based upon your experience with AT&T Wireless, is this a process that is likely to take a certain number of months where they talk with the FCC and then they choose vendors and approaches and so we might not see revenues in any magnitude 'til 2004, whatever approach they go with or whatever vendor, or could we see an impact this calendar year?

Unidentified

I think that it's hard for us to predict the timing of discussions with the FCC. Even though we're quite close to AT&T, we were not part of any FCC discussions, so I don't know how long their discussions went on before they ended up coming out with a consent decree, so I would hate to try to predict the timing of others.

I think the answer, though, is that from a manufacturing standpoint, yes, we would be able to go ahead and work with a new carrier and be shipping product to them in the second half, maybe not third quarter if we're just starting, you know, the contractual relationships, but certainly in the second half. I don't know that it needs to go through the same kind of RFQ process because there's really only two suppliers. Both of us have systems up and operating that customers can go and look at. It's not like it was two years ago when you had to prove the concept to prove the feasibility and prove that your systems worked. So it could be faster. But quite frankly, our own outlook for now looks very rosy based on the customers we have now, and that's where our focus is at this point in time in terms of reality in financial expectation.

Larry Harris — *H.C. Wainwright and Company*

OK.   And finally with respect to geolocation, any sign of any interest in terms of using your technology for some sort of services, maps or advertising or other things that can be ported down to the cell phone?

Unidentified

There certainly is some discussions that take place on — we'll call them ancillary services that can be driven off a network of geolocation capability. It's a little too early to see them actually coming to fruition, but they are in discussion, some of the applications. We certainly have the capability to modify and enhance our equipment to be able to do some of those things because we've looked into some of those alternatives, but it's probably too early to comment on any specific ones at this point in time, but yes, as more and more of the geo systems roll out for all the different carriers, once you get to — I'll call it critical mass, and I don't know when or where that reached, but once you get there, then you have the ability to offer something more on that network.

Larry Harris — *H.C. Wainwright and Company*

All right. Well, thank you very much, and thank you for a great quarter.

Unidentified

OK.

Operator

Our next question comes from the line of Mark Jordan with A.G. Edwards. Please proceed with your question.

Mark Jordan — *A.G. Edwards*

Good morning, gentlemen. Talking a little bit about the geolocation business and where it might be a little bit sort of further through the year, would it be reasonable to assume, given the consistent flow of orders that you seem to be getting here, that you might be in a general plateau shipment range of, say, something in the very high 30 million range on a quarterly basis to the mid $40 million range if we were to estimate? Is that a reasonable assumption through the next two to three quarters?

Unidentified

We can see no reason why that wouldn't be fair. I mean, if you take a look at what we have just said in terms of our backlog being 94 million at the end of the first quarter, and most of that, and by that, I mean a very high percentage, is shippable in this year, and then you add 16 million more that we've gotten in April so far, I think you could come to the fact that with some additional orders and not huge numbers, that that kind of a run rate is sustainable.

Mark Jordan — *A.G. Edwards*

OK.   Secondly relating — or following up on some of the Sprint comments, to what extent have you had discussions with them as to what their product interests are for the — in the repeater area, and what kind of development work might you be doing to appeal to that customer, and thirdly, are there other people doing — sort of walking down similar paths with Sprint?

Unidentified

I'm sure there are other people working down similar paths with Sprint.

Unidentified

None quite as confident as we are.

Unidentified

Right, exactly. But I would rather not talk about what our discussions are because if ours are unique, I don't want to tip other people to what they are. I think that we were fortunate in that a couple of the more unique products that we hope will be of strong appeal not just to Sprint but to all the carriers were started on our own long before the Sprint announcement in terms of some of their direction, so we don't see any unique new things that we have to develop in order to meet the kind of things that will be necessary for the CDMA market that Sprint is pursuing or the markets that other carriers are going to be after.

Unidentified

But included in our portfolio in general, as we mentioned, is a new product being rolled out in the second quarter which is the digital repeater, and that would be available to them as well as other customers.

Mark Jordan — *A.G. Edwards*

A final question relative to FOREM. You've seen a pickup in your backlog there. What is it that's allowing you to at least gain a little bit of share here over the near term?

Unidentified

I believe that it's the fact that in a couple of cases, some smaller suppliers in our industry did not get the same percentage or any percentage of the business when they went out for rebids again in the early part of this year, so we believe with a number of carriers — a number of the OEM's, we have enhanced our market share position. That changes from year to year because they clearly use price as a mechanism to continue to put pressure on their suppliers, but I think we were in a unique position having started our cost reduction efforts a ways before to be able to accommodate the business, so I think that all of those pieces allowed us to make that happen.

Mark Jordan — *A.G. Edwards*

OK.   And that's one of the — the success you've had there is reflected in your guidance for a little more conservative gross margin than in Q2?

Unidentified

Well, that and the fact that our OEM business is our lowest margin business, and to the extent that that one is growing, you know, that is going to impact our overall gross profit margin.

Mark Jordan — *A.G. Edwards*

OK.   Thanks a lot.

Operator

Ladies and gentlemen, as a reminder, if you'd like to register a question, please press the 1 followed by the 4 on your telephone.

Our next question comes from Ed Kressler (ph) of Angelo Gordon. Please proceed with your question.

Mr. Kressler, your line is open, please proceed with your question.

Ed Kressler — *Angelo Gordon*

Can you just talk a little bit more about the Allen transaction and the Andrew transaction and fill us in where we are kind of regulatory approvals, SEC proxy status, and then just generally make a comment kind of about, I guess, our overperformance versus Andrew's underperformance since the deal's been signed. We're trading near 13, we're below that, and I just get the sense that we're being held back by Andrew at this point. Just purely in price terms, not making any comment about the strategic nature of the transaction.

Unidentified

That was a pretty heavy question. Let's first talk to the status in terms of the elements going into the transaction. At this point in time, all of our regulatory filings have been made in terms of all the antitrust filings that were required, and of course anyone can see on our website or in the SEC website that the S4 proxy and registration statement that be has been filed, so those are all available to see.

There has been — I think the way the dates run for that, and again, these are best estimates, the negating items are probably the timing and extent of the questions that we get from the FCC, which are expected over the next week or so if I'm not mistaken, week or 10 days for a few days in May, which would be a week or so away, and the — then the regulatory on the antitrust front, whether or not they take all the time that's allotted to them, I don't remember the last day as I've tried to open my calendar, but it's sometime in late May, May 23rd or so? Is that what it is?

Unidentified

May 12th is HeartScott Rodino (ph) would be the end—

Unidentified

That's domestic, but there's one that goes out beyond that into later in May. Those are the negating items, if I'm not mistaken. I think the last one that's due back is May 23rd. Now, that doesn't mean it will take that long. It means it could go that far out. So that's the status there. In terms of the other question, I don't think I'm going to comment on that during this conference call at all. We'll leave that to the market and the shareholders to look at.

Ed Kressler — *Angelo Gordon*

Great. Well, great quarter, guys. Thanks very much.

Operator

Ladies and gentlemen, once again as a reminder, for any questions bead ask that you priest please press the 1 followed by the 4 on your telephones at this time. Our next question comes from the line of Brian Long (ph) of comes Chesapeake Partners.

Brian Long — *Chesapeake Partners*

Hi, guys. Could you expand will a little on the last comment you made on antitrust? You said something about later May. What were you talking about there?

Unidentified

There's a filing that was necessary in France and a filing that was necessary in Germany. In the case of France, they have a little more than 30 days. I forgot the exact period, but that's the expiration of their period, so there would be a French, the German which are slightly after our HSR which runs — the last of those, which think is France, runs out to the 23rd of May.

Brian Long — *Chesapeake Partners*

France does. OK. And you're expecting the deal to close sort of mid June or —

Unidentified

Mid to the end of June is probably the best expectation we could have.

Brian Long — *Chesapeake Partners*

OK.   Thank you very much.

Unidentified

By the way, I want to add, in keeping with the original dates that were announced where we said we thought it would be completed before the end of the second — excuse me, before the end of the first half of the year.

Operator

Our next question comes from the line of Tony Rao (ph) of Eastshore Partners.

Tony Rao — *Eastshore Partners*

Good morning. Have you gentlemen been working with Andrew on any integration projects? I guess more specifically, I know there's a lot of interest in combined filters and amplifiers, and I'd just like to know if there's any work being done at this point.

Unidentified

There has been a lot of work going on, but because of the fact that we are competitors, we do make power amplifiers, they do make filters. Until we get HeartScott Rodino clearance, we would not be able to work together on specific engineers products that could influence what a customer could buy from one or the other or both of us. But the planning for the integration, not just the integrated product that you mentioned but the whole integration process, there has been lots of time, there've been teams that have set up that have met on a number of occasions because we wanted to both Val validate the 40-plus million dollars of synergistic savings that were initially alluded to in the original discussions and conference call. We have done that. We're feeling more confident than ever about that number, but we also wanted to make sure the planning on a lot of these areas was in a position so that we could hit the street running, so to speak, to try to achieve those synergies as quickly as possible after a transaction is closed.

Tony Rao — *Eastshore Partners*

Right. You haven't spoken anything about your amplifier work. Can you tell me how that's going, and if you think based on what the product portfolio is over at Andrew, if there's going to be a place for both product lines and just the future of your product in amplifiers?

Unidentified

Well, our product line is something we've been working on and have actually introduced it to a number of OEM's who have done prototyping. We don't have any production contracts at this point in time. And I don't think it's a product line that is distinct enough from other people's product lines that you'd say you'd keep both product lines going. I think it's much more pertinent to say how much development work do you need and in what parts of the world do you want it because we've got it in Europe, they've got it in North America, and how do you go after the OEM's because we're both focused on the OEM's in terms of our amplifier products, so we're going to be working with OEM's to design the kind of product that they want.

Unidentified

But again today, all of our production of amplifiers that we do have are going into our own internal repeater products, and sold as a part of our repeater products. We don't have any current sales of amplifiers.

Tony Rao — *Eastshore Partners*

One last thing on the amplifiers. Could you give me an idea of how much of your R and D goes to amplifiers that are not for your own product lines that are for OEM's?

Unidentified

I can, but I won't. I'm sorry. We want to keep that confidential.

Tony Rao — *Eastshore Partners*

Appreciate it.

Operator

Mr. Paul, that appears to be all the questions I'm showing at this time. I'll turn the conference call back to you.

Robert Paul — *Allen Telecom — President and Chief Executive Officer*

OK.   Well, I want to thank everybody for being with us today for a couple of reasons. Clearly, our outlook continues to be very solid. We are delighted by the performance of our operating businesses and the way they are earning profits and generating cash. I also want to thank all of you for being on the call, not just today but over the last few quarters. It's possible this may be our last conference call. I'm not going to get weepy and teary but to tell you we've always enjoyed the interchanges and if we have reasons for other conference calls, I certainly hope they are of the same nature. Thank you all for joining us today. Bye for now.

Operator

Ladies and gentlemen, that does conclude today's conference call. We thank you for your participation and ask you to please disconnect your lines.

Additional Information and Where to Find It

On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003, the definitive joint proxy statement/prospectus (when it becomes available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain, important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to security holders of Andrew and Allen seeking approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.